FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



          HSBC SIGNS AGREEMENT TO DOUBLE STAKE IN VIETNAM'S TECHCOMBANK

The Hongkong and Shanghai Banking Corporation Limited will double its stake in Vietnam Technological and Commercial Joint-Stock Bank (Techcombank) to 20 per cent for a consideration of US$71.5 million (VND1.144 trillion) as soon as regulations in Vietnam allow.

The transaction is subject to a change in regulations on foreign ownership, approval from regulators and the fulfilment of other conditions.

HSBC purchased a 10 per cent interest in Techcombank in December 2005, at the time the largest stake a foreign institution could hold in a Vietnamese bank. HSBC understands that draft regulations proposing to raise the foreign ownership cap are currently under review by the Vietnamese Government and this transaction is subject to these proposals being approved.

Techcombank's 1,300 staff serve almost 100,000 personal and over 10,000 commercial customers through a network of 73 branches and transaction offices in 16 provinces and cities across Vietnam.

Vincent Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "We have expressed our intention to strengthen our relationship with Techcombank. However, the increase will only take place as and when regulations permit. Vietnam is a nation with extraordinary potential. It has a population of over 84 million and is one of the fastest growing economies in Asia. Its GDP has averaged over seven per cent in recent years, GDP per capita has doubled over the last 10 years and foreign direct investment grew by 55 per cent last year to a record high."

Founded in 1993, Techcombank is now the country's third largest joint stock bank, with assets totalling VND15.759 trillion at 24 September 2006. HSBC plans to extend the technical service assistance it provides to Techcombank, and both parties will explore joint business opportunities. HSBC has committed US$13.5 million to support the agreements on technical service assistance over a five-year period.

This investment extends HSBC's Asian emerging markets platform that includes
19.9 per cent of Bank of Communications and 19.9 per cent of Ping An Insurance, both in China. Together with a branch network of 35 outlets, these stakes make HSBC the largest foreign bank in mainland China.

1. HSBC in Vietnam
HSBC first opened an office in Saigon (now Ho Chi Minh City) in 1870. The branch operated for over 100 years, until its closure in 1975. HSBC also opened an agency of the bank at Haiphong in 1884 which was upgraded to a sub-office at the beginning of the 1920s. This arrangement continued until the closure of the agency in 1954. The bank was able to revive its strong links with Vietnam when representative offices were opened in Ho Chi Minh City and Hanoi in 1992. The Ho Chi Minh City representative office became a full service branch in 1995 and a branch was opened in Hanoi in March 2005.

2. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 9,500 offices in 81 countries and territories and assets of US$1,738 billion at 30 June 2006, is one of the world's largest banking and financial services organisations.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 January 2007